Exhibit 12

Ratio of Earnings to Fixed Charges
(amounts in thousands)

	Fiscal Year Ended		29-Jun-05		13-Apr-06	Fiscal Year Ended
	2005		to April 12, 2006		to June 3, 2006	2007	2008	2009
Earnings:
Income (Loss) before Provision for Income Taxes	$172,251		$150,944		$(36,982)	$(72,624)	$(73,794)	$(338,572)
Plus: Fixed Charges	$47,775		$42,045		$29,223	$189,226	$183,063	$159,242

	$220,026		$192,989		$(7,759)	$116,602	$109,269	$(179,330)

Fixed Charges:
Gross Interest Expense	$7,132		$4,609		$18,093	$134,313	$122,684	$92,557
Amortization of Deferred Debt Charges	$98		$495		$5,283	$10,250	$10,310	$10,335
Estimate of Interest Expense Within Operating Leases	$40,545		$36,941		$5,847	$44,663	$50,069	$56,350

	$47,775		$42,045		$29,223	$189,226	$183,063	$159,242

Ratio of Earnings to Fixed Charges	4.6	x	4.6	x	*	*	*	*

* Due to losses for the period April 13, 2006 to June 3, 2006 and the fiscal years ended June 2, 2007, May 31, 2008 and May 30, 2009, the coverage ratio was less than
   1:1. BCFWC must  generate additional pretax earnings of $ 37.0 million, $ 72.6 million, $73.8 million and $338.6 million respectively to achieve a ratio of 1:1 for the periods.